FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
FIRST SHIPMENTS OF NEW BRAND
SOY2O™

VANCOUVER, CANADA, December 15, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that this past week it produced and commenced shipping its new beverage brand: Soy2O™.

Soy2O™ (pronounced “soy-two-oh”) is a unique blend of fruit flavored water and natural soy isoflavones. The ‘Evolution of Soy™’, Soy2O™ is ‘Clearly refreshing without the soy tasteÛ’. Soy2O™ is crisp and clear in appearance. There is absolutely no hint that the product contains a healthy 20 mgs of soy in every 12 oz bottle. Initially the product line consists of four distinct new flavors: Blueberry Grape, Peach Mango, Strawberry Guava and Lemon Green Tea.

The Company will initially distribute in the United States, followed shortly thereafter by Canada.

We will continue to provide corporate updates in our monthly newsletter on the first of each month, starting again on February 1, 2004, posted at www.LBIX.com.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% Juices™, Soy2O™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com